UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Spectrum Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84763A 10 8
(CUSIP Number)

Rajesh C. Shrotriya
Spectrum Pharmaceuticals, Inc.
11500 S. Eastern Ave.
Suite 240
Henderson, NV 89052
(702) 835-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763A 10 8 13D/A Page 2 of 5
1.	Names of Reporting Persons Rajesh C. Shrotriya, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,948,046

	8.	Shared Voting Power 1,869,603

	9.	Sole Dispositive Power 6,948,046

	10.	Shared Dispositive Power 1,869,603
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,817,649
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.23%[1]
14.	Type of Reporting Person (See Instructions) IN

_________________________
1 The percentage owned is based on 79,857,076 shares of common stock outstanding as of July 26, 2016.

CUSIP No. 84763A 10 8 13D/A Page 3 of 5
Explanatory Note
Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder.
While Dr. Shrotriya’s beneficial ownership has increased to 8,817,649 shares of Common Stock from 8,055,303 shares of Common Stock reported in the prior amendment filed on January 29, 2015, his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock has decreased by more than one percent (1%) from the prior amendment primarily as a result of dilution suffered as a result of the Company’s additional issuances of shares under its ATM Agreement described below (as opposed to dispositions of shares by Dr. Shrotriya).
As disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016, the Company is a party to an at-market-issuance sales agreement with FBR Capital Markets & Co., MLV & Co. LLC, and H.C. Wainwright & Co., LLC dated December 23, 2015 (the “ATM Agreement”), through which the Company is able to raise gross proceeds of up to $100 million from the sale of its Common Stock through the counterparty brokers under the Company’s effective shelf registration statement on Form S-3 (File No. 333-208760). From April 1, 2016 through August 8, 2016, the Company reported that it had sold and issued an aggregate of 10,890,915 shares of Common Stock under the ATM Agreement, resulting in the dilution to Dr. Shrotriya’s percentage beneficial ownership referenced above, and thereby requiring the filing of this amendment to statement on Schedule 13D with the SEC pursuant to Section 13(d) of the Act and Rule 13d-1 thereunder.

Item 1.     Security and Issuer

This Schedule 13D (the “Statement”) relates to the Common Stock of the Company that is beneficially owned by Dr. Shrotriya. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

Item 2.     Identity and Background

(a)Rajesh C. Shrotriya, M.D.

(b)Dr. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

(c)Dr. Shrotriya is the Chairman of the Board and Chief Executive Officer of the Company. The Company is a biotechnology company with fully integrated commercial and drug development operations with a primary focus in hematology and oncology. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

(d)During the last five years, Dr. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, Dr. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Dr. Shrotriya is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Dr. Shrotriya beneficially owns 8,817,649 shares of Common Stock of which (a) 557,073 shares were purchased by Dr. Shrotriya through open market purchases, exercise of stock options and the purchase of shares of common stock under the Company’s Shelf Registration Statement on Form S-3 (File No. 333-150260), in each case with his personal funds; (b) 1,909,055 shares were acquired upon the grant of restricted stock, subject to future vesting, as compensation; (c) 27,976 shares were acquired through 401(k) matching contributions made by the Company in shares; and (d) 6,323,545 shares reported as beneficially owned

CUSIP No. 84763A 10 8 13D/A Page 4 of 5

in this Schedule 13D represent shares that Dr. Shrotriya has the right to acquire within 60 days of the date hereof through the exercise of vested portions of stock options granted to him by the Company.

Item 4.    Purpose of Transaction

Dr. Shrotriya owns securities of the Company for investment and compensatory purposes.

Other than any shares or other securities of the Company that Dr. Shrotriya may receive as compensation from the Company, Dr. Shrotriya does not presently have any definitive plan that relates to or would result in any of the items listed under (A) - (J) of this item. In his capacity as Chairman of the Board of Directors and Chief Executive Officer of the Company, Dr. Shrotriya has an active role in the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) - (J) of this item.

Item 5.    Interest in Securities of the Issuer

(a)    As of July 26, 2016, Dr. Shrotriya beneficially owns an aggregate of 8,817,649 shares, representing an aggregate of 10.23% of the outstanding shares of Common Stock.

(b)    Dr. Shrotriya has sole voting and dispositive power over 6,948,046 shares. Dr. Shrotriya has shared voting and dispositive power over 1,869,603 of the shares with his wife, Chitra Shrotriya, whose identifying information is provided below:

Chitra Shrotriya

Mrs. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

Mrs. Shrotriya is the wife of Dr. Shrotriya, who is the Chairman of the Board and the Chief Executive Officer of the Company. The Company is a biotechnology company with fully integrated commercial and drug development operations with a primary focus in hematology and oncology. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

During the last five years, Mrs. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Shrotriya is a citizen of the United States of America.

(c)    Transactions by Dr. Shrotriya that were effected during the past 60 days.

None.

(d)-(e)     Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

 Item 7.    Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2016

/s/ Rajesh C. Shrotriya
Rajesh C. Shrotriya, M.D.